Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 20, 2013

Relating to Preliminary Prospectus Supplement dated March 20, 2013

Registration Statement No. 333-186702

PRICING TERM SHEET

United States Steel Corporation

$275,000,000 aggregate principal amount of

2.75% Senior Convertible Notes due 2019 (the “notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated March 20, 2013 relating to the offering of the notes (“preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated February 15, 2013, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	United States Steel Corporation (“USS”)

Ticker /Exchange for common stock:	X / The New York Stock Exchange (“NYSE”)

Title of securities:	2.75% Senior Convertible Notes due 2019

Aggregate principal amount offered:	$275,000,000 ($316,250,000 if the underwriters’ option to purchase additional $41,250,000 aggregate principal amount of notes is exercised in full)

Maturity date:	April 1, 2019, unless earlier converted, redeemed or repurchased

Price to public:	100% of principal amount plus accrued interest, if any, from March 26, 2013

Interest:	2.75% per annum, accruing from March 26, 2013

Interest payment dates:	April 1 and October 1, beginning October 1, 2013

Interest payment record dates:	March 15 and September 15 of each year

Last reported sale price:	$19.45 per share of USS’s common stock on the NYSE on the Pricing Date

Conversion premium:	Approximately 30.00% over the last reported sale price

Initial conversion price:	Approximately $25.29 per share of common stock

Initial conversion rate:	39.5491 shares of common stock per $1,000 principal amount of notes

Aggregate underwriting discount:	$7,562,500 ($8,696,875 if the underwriters exercise in full their option to purchase additional notes)

Net proceeds:	The net proceeds from the sale of the notes in this offering are estimated to be approximately $ 267,437,500 (or approximately $ 307,553,125 if the underwriters exercise in full their option to purchase additional notes), after deducting underwriting discounts but before USS’s estimated offering expenses.

Pricing date:	March 20, 2013

Closing date:	March 26, 2013

Joint book-running managers:	J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Settlement:	DTC

CUSIP/ISIN:	912909 AH1 / US912909AH17

Expected ratings:

Moody’s: B1 (outlook stable)

S&P: BB (outlook negative)

Fitch: BB- (outlook stable)

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Optional redemption:	USS may redeem all or a portion of the notes at any time on or after April 5, 2017, so long as the last reported sale price of USS’s common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which USS provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Adjustment to conversion rate upon conversion upon a make-whole fundamental change or a notice of redemption:	If and only to the extent a holder elects to convert its notes in connection with a make-whole fundamental change (as defined in the preliminary prospectus supplement) or a redemption notice, USS will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock. The following table sets forth the number of additional shares by which the conversion rate shall be increased upon conversion in connection with a make-whole fundamental change or a notice of redemption for each stock price and effective date set forth below:

Stock Price
Effective Date	$19.45	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00
March 26, 2013	11.8647	9.5213	7.4453	5.8606	4.7054	3.0969	2.0741	0.9406	0.4029	0.1394	0.0206
April 1, 2014	11.8647	9.4969	7.3829	5.8074	4.6115	2.9694	1.9460	0.8429	0.3400	0.1037	0.0076
April 1, 2015	11.8647	9.4477	7.2306	5.5974	4.3737	2.7266	1.7292	0.6977	0.2544	0.0597	0.0000
April 1, 2016	11.8647	9.1660	6.8469	5.1687	3.9362	2.3286	1.3997	0.5008	0.1499	0.0161	0.0000
April 1, 2017	11.8647	8.5133	6.0949	4.3974	3.1946	1.7138	0.9304	0.2615	0.0439	0.0000	0.0000
April 1, 2018	11.8647	7.3185	4.7591	3.0806	1.9905	0.8330	0.3495	0.0462	0.0000	0.0000	0.0000
April 1, 2019	11.8647	4.8953	0.4509	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $80.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $19.45 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 51.4138 per $1,000 principal amount of notes, subject to adjustments as described in the preliminary prospectus supplement.

Concurrent senior notes offering

On March 20, 2013, USS priced an offering of $275,000,000 aggregate principal amount of 6.875% Senior Notes due 2021 (the “senior notes offering”). The senior notes offering is expected to close on or around March 26, 2013, subject to customary closing conditions. The senior notes offering is expected to close on or around March 26, 2013, subject to customary closing conditions. This offering and the senior notes offering are not contingent on one another.

USS has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents USS has filed with the SEC for more complete information about USS and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, USS, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at (866) 803-9204; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or email: Barclaysprospectus@broadridge.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile: (212) 902-9316 or e-mail: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by telephone at (866) 718-1649 or email: prospectus@morganstanley.com.